FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

This letter is being filed via Edgar today to confirm the accuracy of the contents below, representing the original version of the correspondence from the undersigned, dated June 7, 2005 and filed with the Commission via Edgar on June 6, 2005:

                             Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876

                                  June 7, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR AND OVERNIGHT DELIVERY
Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 205498

Attention:  Barbara C. Jacobs, Assistant Director

    RE:   Magnitude Information Systems, Inc.
          A Rule 429 Combined Prospectus, Covering
          The Securities Included In:

          (1) Post-Effective Amendment No. 4 to Form SB-2 Registration No. 333-112595

          (2) Post-Effective Amendment No. 7 to Form SB-2 Registration No. 333-73992

          (3) Post Effective Amendment No. 2 to Form SB-2 Registration No. 333-118522

          (4) Post-Effective Amendment No. 1 to Form SB-2 Registration No. 333-123996


Dear Assistant Director Jacobs

     On behalf of Magnitude Information Systems, Inc. (the "Company"), we hereby file via Edgar today the above identified post-effective amendments to registration statements on Form SB-2, which include a combined prospectus filed pursuant to Rule 429 promulgated under the Securities Act of 1933 (the "1933 Act"). All four(4) of the above referenced post-effective amendments relate to earlier Company offerings previously registered under the 1933 Act and declared effective by the Commission. Please note that we will refer in this correspondence to all four (4) post-effective amendments filed today, collectively as the "Amendment" and the Rule 429 combined prospectus as the "Prospectus".

     We have summarized below the material and substantive disclosures contained in the Prospectus that represent modifications and changes to those disclosures contained in the final prospectuses filed as part of the earlier Company registration statements, previously declared effective by the Commission on April 20, 2005 and May 2, 2005. For the convenience of the Staff's review, we have enclosed in the overnight delivery package three (3) paper copies of the Amendment, and Prospectus forming a part thereof, marked to show the modifications and changes with the text underlined. Page references are to the EDGAR version of the Amendment.

The Amendment:  General.

     The Amendment seeks to re-register an aggregate 107,411,728 Company common shares on behalf of Company investors who are identified as the "Selling Shareholders" in the Prospectus. Some of these common shares have already been issued, or may be issued under Company warrants, stock options, convertible preferred stock and a convertible note.

The Prospectus:  General

      The Rule 429 Prospectus combines all of the Company common shares contained in earlier offerings registered pursuant to the 1933 Act and previously declared effective by the Commission.

Prospectus:  Material and Substantive Changes to Earlier Final Prospectuses

         1. Prospectus Summary; The Offering: Pages 5 - 6

         "The Offering" portion of the Prospectus Summary has been updated in the subsection entitled "Securities Offered" to aggregate all of the 107,411,728 common shares contained in the four (4) earlier registration statements. In like fashion, all of the amounts of these common shares issuable under outstanding warrants, stock options, preferred stock conversions and convertible note have also been aggregated in this subsection.

         The subsections entitled "Plan of Distribution", "Use of Proceeds", "Securities Outstanding" and "Risk Factors" have also been updated to reflect the accurate aggregate information as well as updated financial information.

         2. Risk Factors: Pages 7 - 10

         We have updated the Risk Factors entitled "We Continue to Suffer Financial Losses in our Business", "Any Further Stock Issuances Could Depress Our Share Trading Price" and "Market Overhang" to reflect both the aggregation of Company securities and financial statement disclosures through March 31, 2005.

         3. Selling Shareholders: Pages 12 - 14

         The Prospectus combines all of the Selling Shareholders previously identified in the Company's four (4) earlier registration statements.

         4. Transactional Notes: Pages 14 - 20

         The Prospectus combines the "Transactional Notes", numbered one (1) through twenty-two (22), from the previous four (4) registration statements. The Transactional Notes summarize the transactions pursuant to which the Selling Shareholders previously received their Company securities.

         5. Shares Eligible for Future Sale; Plan of Distribution: Pages 20 - 21

         We have updated this section to reflect the aggregation of Company common shares in the Prospectus.

         6. Description of Capital Stock: Pages 27 - 28

         We have updated this section to reflect the status of the Company's outstanding securities through May 31, 2005.

         7. Management's Discussion and Analysis: Pages 34 - 35

         We have updated this section to include the results of operations and liquidity and capital resources for both (a) the three month periods ended March 31, 2005 and 2004 and (b) for the fiscal year ended December 31, 2004, as reflected in the Company's Form 10-KSB for the fiscal year ended December 31, 2004.

         8. Certain Relationships and Related Transactions: Page 36

         We have updated this section to include transactions occurring through March 31, 2005.

         9. Financial Statements: Page 37 - 75

         We have updated the Company's financial statements to include the unaudited financial statements for the quarterly period ended March 31, 2005.

         10. Part II, Item 26, Recent Sales of Unregistered Securities: Page 76

         We have updated this section to include the last investments made during the quarterly period ended March 31, 2005 in the Company's Rule 506 private placement to accredited investors.

         We would be pleased to furnish the Staff with any other information or documents upon request.

                                        Very truly yours,

                                        /s/ Joseph J. Tomasek
                                        --------------------------
                                        Joseph J. Tomasek, Esq.

cc  Commission Staff
    ----------------------------------
    (Correspondence also via Telecopy):

    Daniel Lee, Esq.